Contact

www.linkedin.com/in/morgan-kane-76b327320 (LinkedIn)

Morgan Kane

Entrepreneur, Founder/CEO of Marauder Tech, Changing the Mobile Games Market

Ocoee, Florida, United States

Summary

Founder and CEO of Marauder Tech Games. Currently developing Price of Glory, a competitive strategy title for mobile featuring turn-based combat and cash prize tournaments.

Experience

Marauder Tech

Founder/CEO

March 2023 - Present (3 years 4 months)

Orlando, Florida, United States

Currently developing our flagship title, Price of Glory, a turn-based strategy game for mobile.

Education

Wake Forest University

Bachelor of Arts - BA · (1995 - 1999)